March 30, 2006

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of Public Service Enterprise Group Incorporated's Form 8-K dated March 24, 2006, and have the following comments:

1.	We agree with the statements made in the first sentence of the second paragraph, the third paragraph and the fifth paragraph, as it relates to Deloitte & Touche LLP.

2.

We have no basis on which to agree or disagree with the statements made in the first paragraph, the second sentence of the second paragraph, the fourth paragraph or the fifth paragraph, as it relates to Kronick Kalada Berdy & Co.

Yours truly,

/s/ Deloitte & Touche LLP